FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date October 1, 2004

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Tyler Resources Inc.

Suite 500, 926-5th Avenue S.W.

Calgary, Alberta, T2P 0N7

Phone: (403) 269-6753  Fax: (403) 266-2606

October 1, 2004

United States Securities

   & Exchange Commission

Washington, D.C. 20549

U.S.A.

Dear Sirs:

Re:

Annual & Special Meeting - Fiscal Year Ended July 31, 2004

Please be advised that Tyler Resources Inc. will hold its Annual & Special Meeting of Shareholders on December 16, 2004, and that the Record Date for Shareholders entitled to vote on the above referenced meeting has been set as November 4, 2004.

I trust this meets with your approval.

TYLER RESOURCES INC.

“Barbara O’Neill”

Barbara O'Neill

Secretary

cc:

1.3002.21